April 8, 2009

Robert S. Littlepage, Jr.

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acuity Brands, Inc.

Form 10-K for Fiscal Year Ended August 31, 2008

Form 10-Q for Fiscal Quarter Ended November 30, 2008

File No. 1-16583

Dear Mr. Littlepage:

We are writing in response to the letter (the “Comment Letter”) dated March 27, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Acuity Brands, Inc. (“Acuity Brands” or the “Company”) Form 10-K for the fiscal year end August 31, 2008 and Form 10-Q for the fiscal quarter ended November 30, 2008. The responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.

In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended August 31, 2008

Note 7. Share-Based Payments, page 61

Treatment of Stock Options, Restricted Stock Awards, and Restricted Stock Units pursuant to the Spin-off of Zep, page 66

Staff Comment 1: Describe for us in more detail how you accounted for the modification of the Acuity Brands stock options that were held by current and former Acuity Brands employees and former Zep employees, including how you determined whether you were required to record any additional compensation expense under SFAS 123(R) as a result of this adjustment. In addition, tell us the nature of the line item “spin conversion” in your table of stock option transactions for fiscal year ended August 31, 2008.

Response 1: All stock options were equitably adjusted after the spin-off of Zep Inc. in October 2007, in accordance with anti-dilution provisions included in the Company’s stock plans and each individual’s stock option awards, to increase the number of shares subject to the option and to decrease the exercise price to maintain the same intrinsic value of the options. The adjustment to the awards necessary to maintain intrinsic value before and after the spin-off was calculated based on quoted market prices just before and after the spin-off. All other terms of the stock options remained the same as those in effect immediately prior to the spin-off. Since the conversion was not structured to guarantee that grantees received a proportionate interest in both Acuity Brands and Zep Inc. after the spin-off, the Company considered the fair value of the stock options immediately before and after the distribution. The Company determined that no incremental compensation expense resulted from the conversion of the stock options given that the intrinsic value remained unchanged and no other component affecting the Company’s fair value calculation changed in a manner resulting in an increase in the fair value of the post-spin option awards.

The line item “spin conversion” in the table of stock option transactions for the fiscal year ended August 31, 2008 represents the number of option shares adjusted to maintain the same intrinsic value of the option awards after the spin-off.

Note 10. Acquisitions, page 69

Staff Comment 2: You state that the acquisition of Guardian Networks LLC will become an integral part of the Acuity Brands Technology Services business. Tell us the nature of this business and disclose your revenue recognition policy for these services. In addition, tell us how you determined that this business did not represent a segment that is required to be reported under SFAS 131.

Response 2: Acuity Brands Technology Services, Inc. (“ABTS”) is a wholly-owned subsidiary of Acuity Brands and is comprised of two businesses. SAERIS TM provides lighting renovation and energy services, with special focus on turn-key lighting projects for major corporations, building owners, municipalities and schools. ROAM® provides monitoring and control of indoor and outdoor lighting infrastructures utilizing a combination of intelligent photocontrols, machine-to-machine communications, wireless communications, and network management services. Guardian Networks LLC is an integral part of the ROAM business as the provider of remote asset management software and services that enable utility, municipal and other customers to efficiently monitor and manage facility and infrastructure assets such as lighting systems. Through the monitoring services provided by ROAM, customers are able to pinpoint and repair specific lighting outages in a highly efficient manner.

The Company considered the segment reporting requirements of SFAS 131 and concluded that ABTS was immaterial for separate disclosure as of August 31, 2008. ABTS’s results and asset values, which were each less than 2% of the Company’s totals, were well below the materiality thresholds of SFAS 131 of greater than 10% of revenues, absolute profit or loss, and assets.

As disclosed in Note 3 on page 47 of the Company’s Form 10-K, revenue is earned on installation services and lighting fixtures through the Company’s turn key labor renovation and relight services under the SAERIS business. Revenue is recognized for the service and fixtures in the period that the installation of the fixtures is completed.

Revenue for the ROAM business is earned for the installation of monitoring hardware and the monitoring services. The installation service revenue is deferred and recognized ratably over the specific customer contract term. Monitoring service revenues are recognized in the period the service is provided to the customer. If ROAM’s revenues become material, the Company will consider including this revenue recognition policy in future filings.

Signatures, page 88

Staff Comment 3: Please tell us which officer signed your Form 10-K in the capacity of your controller or principal accounting officer. In future filings, please indicate which officer signs the Form 10-K in the capacity of controller or principal accounting officer. Refer to General Instruction D to Form 10-K.

Response 3: The Company’s principal accounting officer signing the 2008 Form 10-K was Richard K. Reece, Executive Vice President and Chief Financial Officer. In future filings, the Company will indicate the officer signing the Form 10-K in the capacity of principal accounting officer.

Definitive Proxy Statement Incorporated by Reference Into Part III

Certain Relationships and Related Party Transactions, page 9

Staff Comment 4: In future filings, please disclose whether your policies and procedures for the review, approval, or ratification of related party transactions are in writing and, if not, how they are evidenced. Refer to Regulation S-K Item 404(b).

Response 4: Under the Company’s Code of Ethics and Business Conduct, all transactions involving a conflict of interest, including related party transactions, are generally prohibited. The Code of Ethics requires directors and employees to disclose in writing any beneficial interest they may have in any firm seeking to do business with the

Company or any relationship with any person who might benefit from such a transaction. In certain limited circumstances, the Company’s Audit Committee may grant a written waiver for certain activities, relationships or situations that would otherwise violate the Code of Ethics, after the director or employee has disclosed in writing to the Audit Committee all relevant facts and information concerning the matter. Pursuant to the Company’s Corporate Governance Guidelines and Statement of Responsibilities of Committees of the Board, the Company’s Governance Committee annually reviews the qualifications of directors, including any other public company boards on which each director serves. Directors must advise the Chairman of the Board prior to accepting membership on any other public company board. In addition, as described in the Company’s proxy statement for the 2008 Annual Stockholders’ meeting, directors and officers complete questionnaires annually (in part to discover any unreported related party transactions), and management follows additional procedures to identify related party transactions. These procedures are not evidenced in writing, but are carried out annually at the direction of the Company’s Governance Committee in connection with evaluating directors and director nominees. The Company will clarify the policies and procedures for the review, approval, and ratification of related party transactions in future filings.

Compensation Discussion and Analysis, page 18

Long-Term Incentives, page 26

Staff Comment 5: You disclose on page 27 that the Compensation Committee determines the combination of restricted stock and stock options into which the final dollar-denominated long-term incentive awards are converted. Discuss how and why the Compensation Committee decided upon the type and amount of equity to award to each named executive officer under the long-term incentive plan.

Response 5: Each year the Compensation Committee determines the combination of restricted stock and stock options into which the final denominated long-term incentive awards are converted. Fiscal 2008 awards were weighted two-thirds to restricted stock and one-third to stock options. The Company utilized this mix to achieve the appropriate blend of (a) stockholder alignment, (b) compensation risk, (c) focus on long-term stock price appreciation, (d) executive retention, (e) cost effectiveness, and (f) efficient share utilization. The awards granted are as follows:

NEO	Number of Shares of Restricted Stock	Number of Shares Underlying Stock Option	Exercise Price of Stock Option	Grant Date Fair Value of Restricted Stock and Stock Option Award
Nagel	62,600	89,800	$31.96	$3,000,170
Reece	19,800	28,500	$31.96	$ 950,013
Black	12,500	17,950	$31.96	$ 599,284
Hartman	12,500	17,950	$31.96	$ 599,284
Quick	10,450	14,950	$31.96	$ 500,376

The Company will provide similar disclosure in future filings.

Employment Contracts, page 38

Staff Comment 6: We are unable to locate your employment agreements with Mr. Black, Mr. Hartman, and Mr. Quick in the exhibit index to your Form 10-K. Please explain to us why you have not filed these agreements. Refer to Regulation S-K Item 601(b)(10)(iii).

Response 6: The Company advises the staff that the employment letters for Messrs. Black, Hartman and Quick were filed with the Company’s Quarterly Report on Form 10-Q filed with the Commission on April 8, 2009. The Company also advises the staff that the original employment letters provide a general description of the terms of each individual’s at-will employment when originally hired by the Company. In each instance, the employee was hired prior to becoming a named executive officer. Furthermore, the terms of each individual’s at-will employment described in the offer letters are no longer reflective of current salary and benefits levels. Accordingly, the Company disclosed in its most recent proxy statement each individual’s current compensation and benefit arrangements, which were reflective of their current roles and responsibilities. The Company intends to clarify the description of these offer letters in future proxy statements.

Potential Payments upon Termination, page 39

Staff Comment 7: In future filings, please consolidate your quantitative disclosure regarding potential payments upon termination or change in control so that it is clear what benefits will be realized upon the occurrence of a particular event regardless of which contract is implicated. For example, we note that both the severance and change in control agreements pay benefits in the event of a qualifying termination following a change in control. Additionally, we note that your change in control agreements provide for both single-trigger (i.e. a change in control) benefits and double-trigger (i.e. a change in control followed by a qualifying termination) benefits. Your quantitative disclosure regarding benefits should clarify the distinction between these benefits.

Response 7: In future filings, the Company will consolidate the quantitative disclosure regarding potential payments upon termination or change in control so that it is clear what benefits will be realized upon the occurrence of a particular event regardless of which contract is implicated. In addition, we will clarify the distinction between the single-trigger benefits and the double-trigger benefits provided for in the change in control agreements.

Form 10-Q for Fiscal Quarter Ended November 30, 2008

Note 3. Goodwill and Intangible Assets, page 6

Staff Comment 8: We note that goodwill accounted for 25% of total assets as of November 30, 2008. We also note that, due to the negative impact of the current economic environment, revenues declined in the first quarter of fiscal 2009 and that you used cash for operating activities during this period as compared to cash generated by operating activities in the previous fiscal year. In addition, you state that you expect sales to decline during 2009. We note that you performed your annual goodwill impairment test in the fourth quarter of fiscal 2008 and concluded that goodwill was not impaired. Tell us whether you performed a subsequent interim impairment test. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. You should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment testing under SFAS 142 was required.

In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.
•	Disclose a breakdown of your goodwill balance as of the end of the period by reporting unit.
•

Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

1)	The discount rates for each reporting unit and how those discount rates were determined,
2)	How cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and
3)	Your consideration of any market risk premiums.
•

Describe changes to the assumptions and methodologies, if any since your annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

•	Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.
•	Provide a table showing:
1)	The carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and
2)	Using, hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would exceed its carrying value.
•

In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

Please provide us with the above information and expand your disclosures, in future filings.

Response 8: In accordance with SFAS 142, Acuity Brands reviews goodwill for impairment on an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of the long-lived asset below its carrying value. The Company considered whether an interim impairment test of goodwill was necessary at November 30, 2008. The Company’s annual test performed in the fourth fiscal quarter of 2008 demonstrated that the fair value of the Company’s reporting unit with goodwill exceeded the carrying value by a significant amount. Based on the Company’s then-current expectations for short-term growth (or decline) rates on revenues, the Company did not believe that events had occurred or circumstances had changed which would indicate that the fair value of the reporting unit would decline to such a level to indicate an impairment. Therefore, the Company concluded that it was more likely than not that an impairment did not exist at the end of the first quarter. However, based on the continuing decline in the Company’s revenues and cash flows as well as downturns in key served markets, the Company performed an interim impairment test of goodwill during the second fiscal quarter. Below are the disclosures added to the Critical Accounting Policies section of the Company’s Quarterly Report on Form 10-Q as filed with the Commission on April 8, 2009:

Goodwill

Acuity Brands has two reporting units Acuity Brands Lighting (“ABL”) and Acuity Brands Technology Services. All of the goodwill balance of $373.3 million is associated with ABL and ABL represents over 98% of the Company’s carrying value. In determining the fair value of the Company’s ABL reporting unit, Acuity Brands uses a discounted cash flow analysis, which requires assumptions about discount rates as well as short and long-term growth (or decline) rates. The Company utilized an estimated discount rate of 11.3% as of February 28, 2009, based on the Capital Asset Pricing Model, which considers the updated risk-free interest rate, beta, market risk premium, and entity specific size premium. Short-term growth (or decline) rates are based on management’s forecasted financial results which consider key business drivers such as specific revenue growth initiatives, market share changes, growth (or decline) in non-residential and residential construction markets, and general economic factors such as credit availability and interest rates. Acuity Brands calculates the discounted cash flows using a 10-year period with a terminal value and compares this calculation to the discounted cash flows generated over a 40-year period to ensure reasonableness. The long-term growth rate used in determining terminal value is estimated at 3% for Acuity Brands and is primarily based on the Company’s understanding of projections for expected long-term growth in non-residential construction, the Company’s key market.

During the second quarter of fiscal 2009, Acuity Brands performed an interim evaluation of the fair value of goodwill, triggered by the continuing decline in the non-residential construction market and specifically in the Company’s revenues. The analysis included downward adjustments to the Company’s revenue forecasts and related short-term growth rates. The goodwill analysis did not result in an impairment charge as the estimated fair value of the ABL reporting unit continues to exceed the carrying value by a significant amount.

Staff Comment 9: We also note that you performed your annual impairment test of indefinite-lived intangibles in the fourth quarter of fiscal 2008 and concluded that trade names were not impaired. Tell us whether you performed subsequent interim impairment tests. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. You should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment testing under SFAS 142 was required.

Similar to the disclosures discussed above regarding goodwill, we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review your trade names for recoverability.
•

Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of each unit of accounting in your impairment analysis. For example, if you use the relief from royalty method, you should disclose at a minimum:

1)	The royalty rate and discount rates for each unit of accounting and how those rates were determined,
2)	How future net sales were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and
3)	Your consideration of any market risk premiums.
•

Describe changes to the assumptions and methodologies, if any since your annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

•	Further, disclose any changes to your units of accounting and the reasons for such changes.
•	Provide a table showing:
1)	The carrying value and the fair value of each unit of accounting. Alternatively, if you do not disclose the fair value of each unit of accounting, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and
2)	Using, hypothetical percentage reductions in fair value, disclose the impairment amount that would have occurred had the hypothetical reductions in fair value existed at the time of your impairment testing.
•

In addition, if the fair value of any of your units of accounting does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this unit of accounting based upon reasonably likely changes.

Please provide us with the above information and expand your disclosures, in future filings.

Response 9: In accordance with SFAS 142, Acuity Brands reviews indefinite lived intangible assets for impairment on an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of the long-lived asset below its carrying value. The Company considered whether an interim impairment test of indefinite lived intangible assets was necessary at November 30, 2008. The Company’s annual test performed in the fourth fiscal quarter of 2008 demonstrated that the estimated fair value of the Company’s indefinite lived intangible assets exceeded the carrying value by a significant amount. Based on the Company’s then-current expectations for short-term growth (or decline) rates on revenues, the Company did not believe that events had occurred or circumstances had changed which would indicate that the fair value of the indefinite lived intangible assets would decline to such a level to indicate an impairment. Therefore, the Company concluded that it was more likely than not that an impairment did not exist and that an interim impairment test of indefinite lived intangible assets was not necessary as of that date. During the second quarter of fiscal 2009, the Company performed an interim impairment test of all of its indefinite lived intangible assets, triggered by the continuing decline in the non-residential construction market and specifically in the Company’s revenues. Below are the disclosures added to the Critical Accounting Policies section of the Company’s Quarterly Report on Form 10-Q as filed with the Commission on April 8, 2009:

Indefinite Lived Intangible Assets

Acuity Brands’ indefinite lived intangible assets consist of three unamortized trade names with an aggregate carrying value of approximately $73.6 million. Management estimates the fair value of these unamortized trade names using a fair value model based on discounted future cash flows. Future cash flows associated with each of the Company’s unamortized trade names are calculated by applying a theoretical royalty rate a willing third party would pay for use of the particular trade name to estimated future net sales. The present value of the resulting after-tax cash flow is management’s current estimate of the fair value of the trade names. This fair value model requires management to make several significant assumptions, including estimated future net sales, the royalty rate, and the discount rate.

Future net sales and short-term growth (or decline) rates are estimated for each particular trade name based on management’s forecasted financial results which consider key business drivers such as specific revenue growth initiatives, market share changes, expected growth (or decline) in non-residential and residential construction markets, and general economic factors such as credit availability and interest rates. The long-term growth rate used in determining terminal value is estimated at 3% for Acuity Brands and is primarily based on the Company’s understanding of projections for expected long-term growth in non-residential construction, the Company’s key market. The theoretical royalty rate is estimated using a factor of operating profit margins and management’s assumptions regarding the amount a willing third party would pay to use the particular trade name. Differences between expected and actual results can result in significantly different valuations. If future operating results are unfavorable compared with forecasted amounts, the Company may be required to reduce the theoretical royalty rate used in the fair value model. A reduction in the theoretical royalty rate would result in lower expected, future after-tax cash flow in the valuation model. As with goodwill noted above, the Company utilized an estimated discount rate of 11.3% as of February 28, 2009, based on the Capital Asset Pricing Model, which considers the updated risk-free interest rate, beta, market risk premium, and entity specific size premium.

During the second quarter of fiscal 2009, Acuity Brands performed an interim evaluation of the fair value of its three unamortized trade names, triggered by the continuing decline in the non-residential construction market and specifically in the Company’s revenues and cash flows related to these trade names. Acuity Brands adjusted expected revenues based on recent lighting market growth or decline estimates for fiscal years 2010 through 2013. The Company also included revenue growth estimates based on current initiatives expected to help the Company improve performance in the declining market. During fiscal 2009, estimated theoretical royalty rates ranged between 1% and 4%. The indefinite lived intangible asset analysis did not result in an impairment charge as the fair values exceed the carrying values by a significant amount except for the Mark Lighting trade name which has a fair value that exceeds its $8.6 million carrying value by approximately 10%.

Please feel free to contact me at (404) 853-1400 with any questions concerning this letter.

ACUITY BRANDS, INC.

/s/ Richard K. Reece
Richard K. Reece Executive Vice President and Chief Financial Officer